EXHIBIT 99.9

CONSENT OF ERIC JENSEN

This consent is provided in connection with the filing of the Annual Report on Form 40-F (the "Annual Report") of EMX Royalty Corporation (the "Company") with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2019 (the "AIF"), and the Company's Management Discussion and Analysis for the year ended December 31, 2019 (the "MD&A").

I hereby consent to the use and reference of my name, Eric Jensen, in the technical information contained in the Company's Annual Report, the AIF and the MD&A, each for the year ended December 31, 2019, which are filed as an exhibit to, and incorporated by reference into, the Annual Report.

Dated:  March 30, 2020

/s/ Eric Jensen
Eric Jensen